Atomic Vaults Securities, LLC
Financial Statements
and
Supplemental Information

For the Period from January 1, 2025 to December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70868

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Atomic Vaults Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9736 Rennes LN

(No. and Street)

Delrey Beach	FL	33446
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erin Baskett	636-675-3746	Erin.Baskett@SQN-Global.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company

(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	Huntindon Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Erin Baskett _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Atomic Vaults Securities, LLC _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Calvin Persaud (signature)

Signature: _____

Title: _____
Principal

CALVIN PERSAUD
Notary Public - State of Florida
Commission # HH 434757
My Comm. Expires Aug 17, 2027
Bonded through National Notary Assn.

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the p[...] a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17[...] applicable.

CALVIN PERSAUD
NOTARY
PUBLIC
STATE OF FLORIDA

Atomic Vaults Securities, LLC
Financial Statements

For the Period January 1, 2025 to December 31, 2025
Table of Contents

Report of Independent Registered Public Accounting   1

Firm Financial Statements

    Statement of Financial Condition   2

    Statement of Operations   3

    Statement of Changes in Member's Equity   4

    Statement of Cash Flows   5

    Notes to Financial Statements   6-9

Supplemental Information

    Schedule I – Computation of Net Capital Pursuant to SEC Rule 15c3-1 and
        Reconciliation of Net Capital Pursuant to SEC Rule 17a-5(d)(4)   11

    Schedule II – Computation for Determining of Reserve Requirements
        Pursuant to Rule 15c3-3   12

    Schedule III – Information Relating to the Possession or Control Requirements
        Under Rule 15c3-3   13

Assertions Regarding Exemption Provisions   14

Independent Registered Public Accounting Firm's Report on Management's

    Assertions Regarding Exemption Claimed from Rule 15c3-3.   15



2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged With Governance of
Atomic Vaults Securities, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Atomic Vaults Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2025.
Huntingdon Valley, Pennsylvania
April 6, 2026


Atomic Vaults Securities, LLC
Statement of Financial Condition
For the Year Ended December 31, 2025


ASSETS

Cash	$ 1,733,079
Deposit with clearing firm	5,334,520
Accounts receivable	2,575,831
Other assets CRD	954
Total assets	**$ 9,644,284**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Due to clearing firm	$ 100,478
Accounts payable	2,029,508
Total Liabilities	**$ 2,129,986**
Member's equity	7,514,298
Total Liabilities and Member's Equity	**$ 9,644,284**


Confidential Treatment Requested

The footnotes are an integral part of the financial statements.


NOTE 1—SUMMARY OF ACCOUNTING POLICIES

The accounting principles followed by Atomic Vaults Securities, LLC ("Company") and the methods of applying those principles that materially affect the determination of its financial position, results of operations and cash flows are summarized as follows:

Organization

The Company is based in Fort Lauderdale, FL, and has adopted a calendar year end. Atomic Vaults Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a single member Delaware limited liability company and a wholly owned subsidiary of Atomic Vaults, Inc. (the "Parent") which is the sole managing member. As a limited liability company, the member's liability is limited to its investment.

Segment Reporting
The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company has identified its Chief Executive Officer as the Chief Operating Decision Maker as specified in the ASU 2023-07. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment.

Description of Business

The Company is a broker and dealer in securities and is registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and operates under SEC Rule 15c3-3(k)(2)(ii) that provides an exemption because of limited business. The Company is permitted to engage in the following types of business: Broker retailing corporate equity securities over-the-counter; Put and call broker or dealer or option writer, Trading securities for own account, non-exchange member effecting transactions in listed securities through exchange member; and facilitation of fraction trading on a principal basis.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

NOTE 1—SUMMARY OF ACCOUNTING POLICIES, (CONT.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company's cash and cash equivalents are held at high credit quality financial institutions at which deposits are insured up to $250,000 per account by the Federal Deposit Insurance Corporation ("FDIC") or in money market savings accounts.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based upon quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amount of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expense during the reporting period. Actual results could differ from management estimates.

Income Taxes

The Company files as a Limited Liability Company. Consequently, net income or loss, in general, is apportioned to the Parent and reported in its tax returns. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements. Deferred income taxes are provided for temporary differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax law and rates applicable to the periods in which differences arise. No provisions have been made for deferred taxes or for such differences due to insignificance.

Revenue Recognition

The Company adheres to the provisions of FASB ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of January 1, 2025. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance

contracts.

Commission Income

The Company is a non-carrying broker dealer that expects to receive commission income generated from executing securities on behalf of its customers. The Company is the legal counterparty responsible for executing and settling all trades (although a clearing firm is involved in the settlement process) and its customers have no direct relationship with the clearing firm. The Company ultimately sets the price for commission charged and is principal in the scope of ASU 2016-08 and records commissions on a gross basis. The commissions are charged to customers on the trade date at the point of execution by the Company. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction; the Company charges a commission. Commission and related expenses are recorded on a trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date underlying financial instrument is identified, the pricing is agreed upon, and the risk and rewards of ownership have been transferred to/from the customer.

Leases

The Company accounts for its leases under Accounting Standard Codification ("ASC") Topic 842, Leases. Under this guidance, lessees classify arrangements meeting the definition of a lease as operating or financing leases, and leases are recorded on the Statement of Financial Condition as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred. In calculating the right of use asset and lease liability, the Company elects to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election, and instead recognizes rent expense on a straight-line basis over the lease term. The company paid $20,000 in rent for the audit period.

NOTE 2—VALUATION OF SECURITIES

The Company uses the fair value measurements standard to determine the value of its securities. Various inputs used under this method are summarized in the three broad levels listed below:
- Level 1 - quoted prices in active markets for identical securities
- Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)
- Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

All of the Company's securities are Level 1, and are summarized as follows:

Description	Level 1	Total
Deposit with clearing broker	$5,294,306	$5,294,306
Total investments	$5,294,306	$5,294,306

Valuation techniques

Exchange Traded Fund ("ETF")
The fair value of the Company's ETF position, a Level 1 security, is calculated using quoted prices in active markets for identical securities.

NOTE 3—NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3 percent of aggregate indebtedness ($63,060 at December 31, 2025), or $100,000 whichever is greater. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2025 the net capital as computed was $4,831,627. Consequently, the Company had excess net capital of $4,689,327.

At December 31, 2025 the ratio of aggregate indebtedness to net capital was .44 to 1, versus an allowable percentage of 1500 percent.

NOTE 4—RELATED PARTY TRANSACTIONS

In June 2025 the Company and its Parent entity entered into an expense sharing agreement under which the Company records cloud infrastructure, travel and lodging expenses allocated from the Parent. During 2025, repayment of allocated expenses totaling $28,007 were recorded.

NOTE 5—COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

NOTE 6—SUBSEQUENT EVENTS

The Company has evaluated the events and transactions that occurred from January 1, 2026 through the date that the financial statements were available to be issued. No material events or transactions occurred during this period that would render these financial statements to be misleading.